

July 15, 2014

<u>Via E-mail</u>
Mr. Stephen L. Cripe
Chief Financial Officer
Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, Wisconsin 53202

>   **RE: Jason Industries, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed July 7, 2014**
>   **File No. 1-36051**

Dear Mr. Cripe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You indicated that Rothstein Kass was informed that it "will" be dismissed as independent accountant following consummation of the Business Combination. Please amend your filing to specifically state that the former accountant was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the accountant will be dismissed as independent accountant following consummation of the Business Combination.

2. You indicated that during the period from May 31, 2013 (inception) to March 31, 2014, there were no disagreements between you and Rothstein Kass. Please amend your filing to state, if true, that in connection with the audit of your financial statements for the fiscal year ended December 31, 2013, and in the subsequent interim period through the date of the dismissal of the former accountant, there were no disagreements with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the

disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

4. You indicate that your board of directors approved the change of accountants to PwC. If PwC has been engaged as your new auditor, please amend your filing to disclose the specific date that PwC was engaged. Otherwise, when you officially engage PwC, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant